

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

<u>Via E-mail</u>

Mr. Alex Zuoli Xu
Chief Financial Officer
Qihoo 360 Technology Co. Ltd.
Block 1, Area D, Huitong Times Plaza
No. 71 Jianguo Road, Chaoyang District
Beijing 100025, People's Republic of China

> **Re: Qihoo 360 Technology Co. Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 19, 2012**
> **File No. 001-35109**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Overview of Financial Results</u>

<u>Revenues</u>

<u>Online Advertising, page 48</u>

1.   Tell us what consideration you gave to quantifying the number of paid clicks and average cost per click. It appears that these metrics will be relevant to an investors' understanding of your operating results. See Item 303(A) Instruction 2 of Regulation S-K.

Internet Value-added Services, page 48

2.   We note on your earnings call dated August 21, 2012, to discuss Q2 2012, you disclose total web game playing users and web game gross ARPU. Please clarify if these are key indicators used to measure operating performance. Please tell us why you do not provide these indicators in your Form 20-F. Refer to SEC Release 33-8350. In addition, tell us and disclose the games that are significant to your revenue. Consider also providing the ARPU per game.

 Critical Accounting Policies, page 50

3.   Tell us what consideration you gave to identifying your consolidation policies as a critical accounting policy. In this regard, your disclosure should summarize the significant judgments and assumptions made in your determination that you are the primary beneficiary of the variable interest entities ("VIE"). In addition, you should discuss your belief that the underlying contracts are enforceable and the outcome if those contracts cannot be enforced (e.g., deconsolidation of the VIE).

Revenue Recognition, page 51

4.   Your disclosure under Online Advertising indicates that for contracts that are charged on a cost-per-sale or cost-per-action basis, the revenue is estimated based on your internal data. We further note your disclosures on page 46, that indicate your number of users for the products that you offer free of charge that are according to iResearch. Please explain why you do not similarly use a third party verification service for your revenue generating services, such as online advertising.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues, page 60

5.   We note your revenues, particularly online advertising and internet value-added services, increased significantly year over year. Please tell us your consideration of quantifying the underlying factors causing the increase such as disclosing the increase in number of users or the increase in the average selling price. For example, you disclose that the increase in online advertising was primarily due to your expanded user base, which resulted in higher user traffic and activities and higher average selling price of your advertising links, without any quantification. In addition, tell us why you do not separately disclose the amount revenues earned from search queries that you originate. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Notes to the Consolidated Financial Statements

Note 19. Commitments and Contingencies

(2) Contingencies, page F-64

6.   We note you disclose several open matters. Please tell us whether you believe that it is reasonably possible that the estimated losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y. In this regard, you state that you are not able to estimate a potential loss from the dispute with Tencent. Clarify whether you mean that you cannot reasonably estimate the loss that is reasonably possible. Revise future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief